[redacted]

13014699

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 18 2013
WASH., D.C.
103

SEC FILE NUMBER
8- 53064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MetLife Investors Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Park Plaza
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Martinez 813-983-5366
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

201 East Kennedy Blvd Suite 1200	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John G. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MetLife Investors Distribution Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me on the 14th day of March, 2013

Signature

Vice President & Financial and Operations Principal

Title

Notary Public

DEBORAH L MATERA
MY COMMISSION # EE 194770
EXPIRES: September 2, 2016
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not required)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report in Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 E. Kennedy Blvd.
Tampa, FL 33602-5827
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
MetLife Investors Distribution Company

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (the "Company"), an indirect wholly-owned subsidiary of MetLife, Inc. ("MetLife"), as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MetLife Investors Distribution Company at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Portions of the accompanying financial statement have been prepared from the separate records maintained by MetLife and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from home-office items applicable to the Company as a whole.

Deloitte & Touche LLP

March 14, 2013

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 18,467,549
Concessions receivable	69,783,706
Mutual fund fee receivable	27,743,309
Secured demand notes receivable	30,000,000
Other assets	187,549
TOTAL ASSETS	$ 146,182,113
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 66,779,637
Due to affiliates	26,021,754
Accrued expenses and other liabilities	3,004,069
	95,805,460
Note payable under subordinated secured demand note collateral agreements	30,000,000
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 30,000 shares; issued and outstanding 25,000 shares	100,000
Additional paid-in capital	6,374,363
Retained earnings	13,902,290
Total stockholder's equity	20,376,653
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 146,182,113

See notes to statement of financial condition.

1. ORGANIZATION

MetLife Investors Distribution Company (the "Company") is a wholly owned subsidiary of MetLife Investors Group, Inc. ("MLIG" or "Parent"), which is a wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company facilitates the offerings of MetLife variable annuity and variable life products ("Variable Products") to the marketplace as a wholesale broker-dealer by entering into distribution agreements with other broker dealers. In addition, the Company is the underwriter for most MetLife Variable Products, including those of Metropolitan Life Insurance Company.

In connection with the sale of MetLife Variable Products, the Company receives fees from the Met Investors Series Trust, the Metropolitan Series Fund, Inc. (collectively the "Trusts") and non-proprietary mutual funds under Rule 12b-1 of the Investment Company Act of 1940. The 12b-1 fees are generated from distribution and marketing services rendered on behalf of mutual funds that participate in MetLife Variable Products as outlined in their individual participation or service agreements.

"MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation – The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Financial Statements – The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included in cash equivalents are $18,457,549 of money market funds held at Bank of America. Substantially all the remaining balance is cash on deposit with Bank of America.

Fair Value – Certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. In addition, the notes to this statement of financial condition include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Revenue Recognition – Commission revenue and commission expense on Variable Product transactions are recorded on an accrual basis. Mutual fund fees are accrued based on the level of assets invested in the mutual fund.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries and participates in a tax sharing agreement with MetLife. As a result, the Company's income and deductions are included in the consolidated return and any computed federal taxes payable or receivable are due to or from MetLife. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand-alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

3. RELATED PARTY TRANSACTIONS

The Company earns concessions from affiliated insurance companies for sales of certain MetLife Variable Products equal to the Company's expenses incurred related to the sales of such products. At December 31, 2012, the Company had accrued concessions receivable from affiliates of $69,783,706 and accrued overhead charges of $3,004,069 included in accrued expenses and other liabilities.

The Company receives 12b-1 fees from the Trusts and unaffiliated mutual funds whose shares serve as investment options of policyholders of the Company's affiliated insurance companies. At December 31, 2012, mutual fund fee receivable included $25,266,143 due from the Trusts. The Company pays a fee to MetLife for administrative and recordkeeping services related to such products.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs.

In addition, MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife. Due to affiliates includes amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company is required to maintain net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $37,258,886 which was $30,871,855 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 2.57 to 1 as of December 31, 2012.

The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from Rule 15c3-3 under the 1934 Act pursuant to section (k)(1) of the rule.

5. INCOME TAXES

The state deferred tax asset primarily relates to net operating loss carryforwards. A 100% state deferred tax asset valuation allowance of $182,757 has been established at December 31, 2012, representing a $11,079 increase for the year ended December 31, 2012.

As of December 31, 2012, the Company had state net operating loss carryforwards of $2,131,644 which expire in 2014 and beyond.

The federal and state tax returns for tax years 2003 through 2011 are still subject to examination.

6. SECURED DEMAND NOTE

The Company is a party to two Secured Demand Note Collateral Agreements ("SDNs") with MetLife Insurance Company of Connecticut ("MICC") pursuant to which MICC transferred securities to the Company to collateralize MICC's obligation to lend $30 million to the Company.

One SDN with a principal amount of $15 million is scheduled to mature on April 30, 2013, and another SDN with a principal amount of $15 million is scheduled to mature on April 30, 2015.

At December 31, 2012 the collateral for both SDNs consisted of U.S. Government and U.S. Government Agency securities with a fair value approximating $37.7 million. The Company has not exercised its right to sell or repledge the collateral.

The SDNs provide the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1, subject to the rule's "Debt-Equity Ratio" requirements which limits to 90 days the period of time that the percentage of regulatory capital which a broker-dealer obtains through the use of certain SDNs can exceed 70%. At December 31, 2012, the Company's Debt-Equity Ratio was 60%.

The corresponding liability "Notes payable under subordinated secured demand note collateral agreements" is subordinate to the claims of the general creditors. To the extent that the subordinated borrowings are required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

7. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through the date the December 31, 2012 statement of financial condition of the Company were issued.

* * * * *

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 E. Kennedy Blvd.
Tampa, FL 33602-5827
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

March 14, 2013

MetLife Investors Distribution Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

In planning and performing our audit of the financial statements of MetLife Investors Distribution Company (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated March 14, 2013 and such report expressed an unmodified opinion on those financial statements and included a paragraph regarding related party transactions in the "Other Matter" section), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP